

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

CORRECTED
November 22, 2013

Via E-mail
Randal S. Milch
Executive Vice President – Public Policy and General Counsel
Verizon Communications Inc.
140 West Street
New York, NY 10007

>   **Re: Verizon Communications Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed November 12, 2013**
>   **File No. 333-191628**

Dear Mr. Milch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated October 30, 2013.   Please provide us with the following representations with respect to the Vodafone Class B and Class C shares: (1) that the shares are to be issued as merely an intermediate, transitory step in the overall transaction; and (2) that the recipients of the shares will not be able to retain the shares after completion or termination of the overall transaction.

2. Refer to the comment above. Please clarify in more detail how long Vodafone shareholders may hold the Class B or Class C shares prior to their cancellation. For example, it appears that the Class C shares could be held for a number of days. Please explain why it is necessary for the Class C shares to be outstanding for a longer period. Please clarify how Vodafone will ensure that the Class C shares are not transferred during this time. Additionally, please clarify if it is possible that Class C holders will not receive the special dividend.

3. Please provide a legal opinion supporting Vodafone's belief that the issuance of the Class B and Class C shares does not have to be registered under the Securities Act.

4. Please provide us with more detail regarding the Class B and Class C shares. Please tell us (1) whether the Class B and Class C shareholders will have any control over whether to retain or dispose of the securities; (2) whether certificates for the Class B or Class C shares will be issued; and (3) under what circumstances, if any, holders of the Class B and Class C shares would be able to vote or receive dividends.

5. Please discuss whether the Class B or Class C shareholders will be subject to any investment risk as a result of the issuance.

6. Please represent that there will be no aftermarket for the Class B or Class C shares.

7. We note your response to comment 7 from our letter dated October 30, 2013. We note the statement that "Vodafone notes that the issuance of the Class C shares to the U.S. Vodafone shareholders will be disregarded for U.S. Tax purposes…" This is a legal conclusion that should be supported by a tax opinion as the consequences to U.S. shareholders if the statement is not true would be material. Please revise to support the assertion with an opinion of counsel.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director